UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2022
Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Reports 2021 Financial Results

•	Revenue for the year 2021 increased by 19.6% year-over-year up to $1,211.7 million, and by 8.8% year-over-year on a comparable basis[1].

•	Adjusted EBITDA[2] was $824.4 in 2021, a 3.6% year-over-year increase, and a 13.8% increase on a constant currency basis and excluding the non-cash provision caused by electricity prices in Spain.

•	Net loss for the year 2021 attributable to the Company was $30.1 million, compared with a net profit of $12.0 million for the year 2020.

•	Net cash provided by operating activities was $505.6 million in 2021, compared with an operating cash flow of $438.2 million in 2020, a 15.4% year-over-year increase.

•
Cash available for distribution (“CAFD”) increased by 12.4% year-over-year up to $225.6 million for the year 2021 and CAFD per share increased by 3.1% year-over-year to $2.03 per share for the year 2021.

•	Quarterly dividend of $0.44 per share approved by the Board of Directors.

•	2022 CAFD target guidance established in the range of $230 million to $250 million.

•	$110-120 million new equity investments already closed or earmarked for 2022.

February 28, 2022 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) today reported its financial results for the year 2021. Revenue was $1,211.7 million, a 19.6% increase compared with the  year 2020. Adjusted EBITDA increased by 3.6% up to $824.4 million. On a constant currency basis and excluding the $77.1 million negative non-cash provision recorded in our solar assets in Spain for the difference between expected and actual electricity market prices ($22.3 million positive provision in 2020) our Adjusted EBITDA would have increased by 13.8%.

[1]	Revenue for the year 2021 on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project was $1,102.3 million.
[2]
Adjusted EBITDA previously excluded share of profit/(loss) of associates carried under the equity method and did not include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership) (which is equivalent to our pro-rata share of Adjusted EBITDA from unconsolidated affiliates) and now includes it (see reconciliation on page 17). Prior periods have been presented accordingly.

Growth in revenue and Adjusted EBITDA resulted mainly from the recent investments in new assets, higher production in our renewable energy business and foreign exchange differences and was partially offset by the provision previously mentioned.

Net cash provided by operating activities was $505.6 million in 2021, compared with an operating cash flow of $438.2 million in 2020, a 15.4% year-over-year increase. Cash Available for Distribution was $225.6 million, a 12.4% increase compared with $200.7 million in 2020 and CAFD per share3 was $2.03 in 2021, a 3.1% increase compared to the year 2020.

Highlights

(in thousands of U.S. dollars)	Year ended December 31,
	2021	2020
Revenue	$1,211,749	$1,013,260
Profit/(loss) for the period attributable to the Company	(30,080)	11,968
Adjusted EBITDA	824,388	796,123
Net cash provided by operating activities	505,623	438,221
CAFD	225,547	200,691

[3]	CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period.

Key Performance Indicators

	Year ended December 31,
	2021	2020
Renewable energy
MW in operation[4]	2,044	1,551
GWh produced[5]	4,655	3,244
Efficient natural gas & heat
MW in operation[6]	398	343
GWh produced[7]	2,292	2,574
Availability (%)[8]	100.6%	102.1%
Transmission lines
Miles in operation	1,166	1,166
Availability (%)[8]	100.0%	100.0%
Water
Mft[3] in operation	17.5	17.5
Availability (%)[8]	97.9%	101.1%

Segment Results

	Year ended Dec 31,
(in thousands of U.S. dollars)	2021	2020
Revenue by geography
North America	$395,775	$330,921
South America	154,985	151,460
EMEA	660,989	530,879
Total Revenue	$1,211,749	$1,013,260

[4]
Represents total installed capacity in assets owned or consolidated at the end of the year, regardless of our percentage of ownership in each of the assets, except for Vento II for which we have included our 49% interest.

[5]	Includes 49% of Vento II production since its acquisition in June 2021. Includes curtailment in wind assets for which we receive compensation.
[6]	Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.
[7]	GWh produced includes 30% share of the production from Monterrey.
[8]	Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

	Year ended Dec 31,
(in thousands of U.S. dollars)	2021	2020
Adjusted EBITDA by geography
North America	$311,803	$279,365
South America	119,547	120,023
EMEA	393,038	396,735
Total Adjusted EBITDA	$824,388	$796,123

	Year ended Dec 31,
(in thousands of U.S. dollars)	2021	2020
Revenue by business sector
Renewable energy	$928,525	$753,089
Efficient natural gas & heat	123,692	111,030
Transmission lines	105,680	106,042
Water	53,852	43,099
Total Revenue	$1,211,749	$1,013,260

Adjusted EBITDA by business sector
Renewable energy	$602,583	$576,285
Efficient natural gas & heat	99,935	101,006
Transmission lines	83,635	87,272
Water	38,235	31,560
Total Adjusted EBITDA	$824,388	$796,123

Production in the renewable energy portfolio increased by 43.5% in 2021 compared to 2020 mainly as a result of the contribution of recent investments, better solar radiation in Spain as well as higher output at Kaxu. In the US, production decreased primarily due to lower solar resource in Arizona and ongoing works in Solana, as discussed in previous quarters. Wind resource was lower than expected in our wind assets in the U.S. and Uruguay.

In our efficient natural gas and heat, transmission lines and water segments, where revenue is based on availability, we maintained very high availability levels.

Liquidity and Debt

As of December 31, 2021, cash at Atlantica’s corporate level was $88.3 million, compared with $335.2 million as of December 31, 2020. Additionally, as of December 31, 2021, the Company had $440.0 million available under its Revolving Credit Facility and therefore total corporate liquidity of $528.3 million, compared with $750.2 million as of December 31, 2020.

As of December 31, 2021, net project debt9 was $4.5 billion, compared with $4.7 billion as of December 31, 2020, while net corporate debt10 was $934.8 million, compared with $658.5 million as of December 31, 2020. The net corporate debt / CAFD pre-corporate debt service ratio11 was 3.5x as of December 31, 2021. As of December 31, 2021, our average corporate debt maturity stands at approximately 5.2 years.

Dividend

On February 25, 2022, the Board of Directors of Atlantica approved a quarterly dividend of 0.44 per share. This dividend is expected to be paid on March 25, 2022 to shareholders of record as of March 14, 2022.

ESG

Atlantica continues to be recognized internationally on the ESG front:

•
In January 2022, Atlantica was included once again as one of the World´s 100 most sustainable corporations by Corporate Knights. Atlantica ranked #8 in the Global 100 index, and #2 in Power Generation.

•	In February 2022, Sustainalytics updated its rating on Atlantica including us within the Top 3 percentile on ESG Risk Rating in the utility industry.

•
Also, in February 2022 Atlantica was awarded the Bronze Class distinction in the S&P Global 2022 Sustainability Yearbook. Only two U.S. listed companies received a medal distinction within the electric utilities industry.

•	In December 2021, Atlantica was included in the CDP “A List”, achieving the highest score on environmental transparency and action in relation to climate change.

[9]	Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
[10]	Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
[11]
Net corporate leverage is calculated as corporate net debt divided by 2021 CAFD before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus debt interest paid by Atlantica.

Growth

2021 has been an exceptional year in terms of investments. In November 2021, Atlantica closed the acquisition of La Sierpe, a 20 MW solar asset in Colombia for a total equity investment of approximately $23.5 million. The asset was acquired under our ROFO agreement with Liberty Global Energy Solutions (formerly AAGES). Together with this solar asset, in 2021 the Company invested approximately $480 million in growth, well above the $300 million annual target provided at the beginning of 2021.

In 2022 the Company has already closed or earmarked investments in the range of $110 to 120 million:

•
Chile TL4: In January 2022, Atlantica closed the acquisition of a 63-mile transmission line in Chile for a total equity investment of $47 million, including $8 million expected to be invested in 2022 in an expansion of the asset. The asset has a long-term PPA in place, denominated in U.S. dollars, with an inflation escalator. The EV/EBITDA multiple of this investment is 11.7 times[12].

•
Italy PV 3: Atlantica has also closed a new acquisition in Italy, a portfolio of PV plants with a capacity of 2.5 MW. The total equity investment was approximately $4 million. The assets have a 10-year regulated feed in tariff remuneration.

•	In addition, Atlantica has closed or earmarked investments in the range of $60 to $70 million in projects currently under construction, of which $40 million correspond to:

−	Albisu is a 10 MW PV plant in Uruguay, with a 15-year corporate PPA in place, with revenue linked to inflation. The asset is expected to start operations in the fourth quarter of 2022.

−
La Tolua and Tierra Linda are two PV plants in Colombia with 20 MW and 10 MW, respectively. The assets have 15-year PPAs, with inflation escalators. Both plants are expected to start operations in the first quarter of 2023.

[12]	EV/EBITDA multiple based on 2023 expected EBITDA.

2022 Target Guidance

With this, Atlantica is initiating guidance for 2022:

•	2022 targeted Adjusted EBITDA in the range of $810 million to $870[13] million.

•	2022 targeted CAFD in the range of $230 million to $250 million.

Growth Beyond 2022 and Mid-Term Growth Target

Atlantica targets potential equity growth investments of more than $300 million per annum in equity value through diversified sources of growth:

i.	Organic growth. Through escalation factors in many of our assets, the optimization of the existing portfolio and the potential repowering, hybridization and expansion of existing assets.

ii.
Development of new assets. Atlantica currently owns a portfolio of early stage projects under development in most of the markets where we are present. In most cases, the development is being done with local partners and we own a percentage of the project with the right to increase our ownership in the future in some instances. As we continue building our own pipeline of assets under development and construction over time, we expect development to become a more significant source of growth.

iii.	Third-party acquisitions. In addition, Atlantica expects to continue acquiring assets from third parties, leveraging its local presence and network in different geographies and sectors.

Considering these opportunities, Atlantica has extended its mid-term CAFD per share growth of between 5% and 8%14 until 2025.

[13]
Adjusted EBITDA guidance includes a negative $58.0 million non-cash adjustment corresponding to the difference between billings and revenue in assets accounted for as concessional financial assets, primarily related to ACT, a negative non-cash provision of up to $80 million related to electricity prices in Spain and a positive non-cash adjustment of $58.6 million corresponding to U.S. cash grants.

[14]	Atlantica Sustainable Infrastructure plc has targeted a CAFD per share Compound Annual Growth Rate in the range of 5% to 8% from 2021 until the year 2025.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage, and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Monday, February 28, 2022, at 4:15 pm (New York time).

In order to access the conference call, participants should dial: + 1-631-510-7495 (U.S.) or+44 (0) 20-7192-8000 (Standard International), followed by the confirmation code 6994595. Atlantica advises participants to access the conference call at least 20 minutes in advance.

The senior management team will hold meetings with investors on March 1, 2022, at the Morgan Stanley Global Energy & Power Conference and at the J.P. Morgan 2022 Global High Yield & Leveraged Finance Conference and on March 2, 2022, at the BofA Securities 2022 Power, Gas and Solar Leaders Conference.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: expected value, expected investments in expansions, payments from investments; equity investment and project growth strategy; estimated returns and cash available for distribution (“CAFD”) estimates, including CAFD per share growth strategy and targets, CAFD estimates per currency, geography and sector; net corporate leverage based on CAFD estimates; debt refinancing; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from debt refinancing; dividends; achievement of environmental, social and governance goals; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC.

The CAFD, Adjusted EBITDA, CAFD per share and other guidance incorporated into this press release are estimates as of February 28, 2022. These estimates are based on assumptions believed to be reasonable as of the date Atlantica Sustainable Infrastructure plc published its 2021 Financial Results. We disclaim any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share and Adjusted EBITDA) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest, income tax, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and including depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership). CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated as CAFD divided by the weighted average number of outstanding ordinary shares of the Company during the period (111,008,350 for the twelve months ended on December 31, 2021, and 101,878,667 for 2020).

Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD and CAFD per share are relevant supplemental measurements of the Company’s ability to earn and distribute cash returns to investors and are useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the year ended December 31, 2021 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a noncontrolling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of associates carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the Year ended December 31,
	2021	2020	2021	2020
Revenue	$271,331	$244,526	$1,211,749	$1,013,260
Other operating income	17,073	23,623	74,670	99,525
Employee benefit expenses	(19,653)	(17,034)	(78,758)	(54,464)
Depreciation, amortization, and impairment charges	(104,525)	(106,438)	(439,441)	(408,604)
Other operating expenses	(93,457)	(79,031)	(414,330)	(276,666)
Operating profit	$70,769	$65,646	$353,890	$373,051
Financial income	907	639	2,755	7,052
Financial expense	(84,270)	(88,947)	(361,270)	(378,386)
Net exchange differences	(173)	131	1,873	(1,351)
Other financial income/(expense), net	(5,934)	(21,722)	15,750	40,875
Financial expense, net	$(89,470)	$(109,899)	$(340,892)	$(331,810)
Share of profit/(loss) of associates carried under the equity method	8,059	2,758	12,304	510
Profit/(loss) before income tax	$(10,642)	$(41,495)	$25,302	$41,751
Income tax expense	6,170	202	(36,220)	(24,877)
Profit/(loss) for the period (continued operations)	$(4,472)	$(41,293)	$(10,918)	$16,874
(Profit)/loss attributable to non-controlling interests	(7,442)	(7,948)	(19,162)	(4,906)
Profit/(loss) for the period attributable to the Company	$(11,914)	$(49,241)	$(30,080)	$11,968
Weighted average number of ordinary shares outstanding (thousands)-basic	111,777	102,704	111,008	101,879
Weighted average number of ordinary shares (thousands)- diluted	115,615	106,051	114,523	103,392
Basic earnings per share (U.S. dollar per share)	$(0.11)	$(0.48)	$(0.27)	$0.12
Diluted earnings per share (U.S. dollar per share)	$(0.10)	$(0.46)	$(0.26)	$0.12

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of December 31, 2021	As of December 31, 2020
Non-current assets
Contracted concessional assets	$8,021,568	$8,155,418
Investments carried under the equity method	294,581	116,614
Financial investments	96,608	89,754
Deferred tax assets	172,268	152,290
Total non-current assets	$8,585,025	$8,514,076
Current assets
Inventories	$29,694	$23,958
Trade and other receivables	307,143	331,735
Financial investments	207,379	200,084
Cash and cash equivalents	622,689	868,501
Total current assets	$1,166,905	$1,424,278
Total assets	$9,751,930	$9,938,354
Equity and liabilities
Share capital	$11,240	$10,667
Share premium	872,011	1,011,743
Capital reserves	1,020,027	881,745
Other reserves	171,272	96,641
Accumulated currency translation differences	(133,450)	(99,925)
Accumulated deficit	(398,701)	(373,489)
Non-controlling interest	206,206	213,499
Total equity	$1,748,605	$1,740,881
Non-current liabilities
Long-term corporate debt	$995,190	$970,077
Long-term project debt	4,387,674	4,925,268
Grants and other liabilities	1,263,744	1,229,767
Derivative liabilities	223,453	328,184
Deferred tax liabilities	308,859	260,923
Total non-current liabilities	$7,178,920	$7,714,219
Current liabilities
Short-term corporate debt	$27,881	$23,648
Short-term project debt	648,519	312,346
Trade payables and other current liabilities	113,907	92,557
Income and other tax payables	34,098	54,703
Total current liabilities	$824,405	$483,254
Total equity and liabilities	$9,751,930	$9,938,354

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the year ended December 31,
	2021	2020	2021	2020
Profit/(loss) for the period	$(4,473)	$(41,293)	$(10,918)	$16.874
Financial expense and non-monetary adjustments	199,939	199,393	861,931	719,488
Profit for the period adjusted by financial expense and non-monetary adjustments	$195,466	$158,100	$851,013	$736,362
Variations in working capital	1,451	101,540	(3,127)	(10,902)
Net interest and income tax paid	(133,234)	(124,661)	(342,263)	(287,239)
Net cash provided by operating activities	$63,683	$134,978	$505,623	$438,221
Investment in contracted concessional assets	(14,334)	(5,180)	(24,682)	(1,361)
Other non-current assets/liabilities	718	(14,811)	1,093	(29,198)
Acquisitions of subsidiaries and entities under the equity method	(24,910)	(6,490)	(362,449)	2,453
Dividends received from entities under the equity method	10,268	2,106	34,883	22,246
Net cash provided by/(used in) investing activities	$(28,258)	$(24,375)	$(351,155)	$(5,860)

Net cash provided by/(used in) financing activities	$(172,198)	$(41,541)	$(380,163)	$(137,340)

Net increase/(decrease) in cash and cash equivalents	$(136,774)	$69,062	$(225,695)	$295,021
Cash and cash equivalents at beginning of the period	763,544	788,896	868,501	562,795
Translation differences in cash or cash equivalent	(4,083)	10,543	(20,117)	10,685
Cash and cash equivalents at end of the period	$622,689	$868,501	$622,689	$868,501

Reconciliation of Adjusted EBITDA to Profit for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the year ended December 31,
	2021	2020	2021	2020
Profit/(loss) for the period attributable to the Company	$(11,914)	$(49,241)	$(30,080)	$11,968
Profit/(loss) attributable to non-controlling interest	7,442	7,948	19,162	4,906
Income tax expense	(6,170)	(202)	36,220	24,877
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	6,954	254	18,753	13,958
Financial expense, net	89,470	109,899	340,892	331,810
Depreciation, amortization, and impairment charges	104,525	106,438	439,441	408,604
Adjusted EBITDA	$190,307	$175,096	$824,388	$796,123

Reconciliation of Adjusted EBITDA to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the year ended December 31,
	2021	2020	2021	2020
Net cash provided by operating activities	$63,683	$134,978	$505,623	$438,221
Net interest and income tax paid	133,234	124,661	342,263	287,239
Variations in working capital	(1,451)	(101,540)	3,127	10,902
Other non-monetary items	(20,346)	14,116	(55,809)	43,943
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates and other	15,187	2,881	29,184	15,818
Adjusted EBITDA	$190,307	$175,096	$824,388	$796,123

Reconciliation of Cash Available For Distribution to Profit for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended Dec 31,		For the year ended Dec 31,
	2021	2020	2021	2020
Profit/(loss) for the period attributable to the Company	$(11,914)	$(49,241)	$(30,080)	$11,968
Profit/(loss) attributable to non-controlling interest	7,442	7,948	19,162	4,906
Income tax	(6,170)	(202)	36,220	24,877
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	6,954	254	18,753	13,958
Financial expense, net	89,470	109,899	340,892	331,810
Depreciation, amortization, and impairment charges	104,525	106,438	439,441	408,604
Adjusted EBITDA	$190,307	$175,096	$824,388	$796,123
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(15,013)	(3,013)	(31,057)	(14,468)
Non-monetary items	20,346	(14,116)	55,809	(43,943)
Non-cash accounting provision for electricity prices in Spain	24,489	(5,827)	77,055	(22,311)
Difference between billings and revenue in assets under IFRIC 12	11,959	12,536	38,890	43,343
Income from U.S. cash grants	(14,678)	(14,717)	(58,711)	(58,868)
Other non-monetary items	(1,424)	(6,108)	(1,424)	(6,108)
Dividends from equity method investments	10,268	2,106	34,883	22,246
Interest and income tax paid	(133,234)	(124,661)	(342,263)	(287,239)
Principal amortization of indebtedness	(158,684)	(151,260)	(318,991)	(260,422)
Deposits into/ withdrawals from restricted accounts	27,994	27,807	27,233	87,177
Change in non-restricted cash at project level	115,588	34,784	2,209	(78,618)
Dividends paid to non-controlling interests	(4,807)	(1,950)	(28,134)	(22,944)
Changes in other assets and liabilities	4,308	106,670	1,470	2,779
Cash Available For Distribution	$57,073	$51,463	$225,547	$200,691

Reconciliation of CAFD to CAFD per share

	For the three-month period ended Dec 31,		For the twelve-month period ended Dec 31,
	2021	2020	2021	2020
CAFD (in thousands of U.S. dollars)	$57,073	$51,463	$225,547	$200,691
Weighted Number of Shares (basic) for the period (in thousands)	111,777	102,704	111,008	101,879
CAFD per share (in U.S. dollars)	$0.5106	$0.5011	$2.0318	$1.9699

Reconciliation of 2022 Target Guidance for Adjusted EBITDA to CAFD

Guidance[15]
(in millions of U.S. dollars)	2022E
Adjusted EBITDA	810 – 870
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(50) – (60)
Dividends from unconsolidated affiliates	50 – 60
Non-monetary items[16]	20 – 70
Net interest and income tax paid	(320) – (340)
Principal amortization of indebtedness	(320) – (340)
Changes in other assets and liabilities and change in available cash at project level	0 – 30
Cash Available For Distribution	230 - 250

[15]
The forward-looking measures of 2022 Adjusted EBITDA and CAFD are non-GAAP measures that cannot be reconciled to the most directly comparable GAAP financial measure without unreasonable effort primarily because of the uncertainties involved in estimating forward looking income tax expense, mark-to-market changes in derivatives, profit attributable to non-controlling interest and Share of loss/(profit) of associates carried under the equity method to arrive at net income and which are subtracted therefrom to arrive to CAFD.

[16]
Non-monetary items include (1) a positive non-cash adjustment for approximately $58.0 million corresponding to the difference between billings and revenue in assets accounted for as concessional financial assets, primarily related to ACT, (2) a positive non-cash adjustment of up to $80 million related to electricity market prices in Spain and (3) a negative non-cash adjustment of approximately $58.6 million related to income from cash grants in the U.S.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, transmission lines and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlantica.com	E ir@atlantica.com
T +44 20 3499 0465

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Atlantica Sustainable Infrastructure plc

Date: February 28, 2022	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer